SONIM TECHNOLOGIES, INC.

6836 Bee Cave Road, Bldg. 1, S#279

Austin, TX 78734

July 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonim Technologies, Inc.
Registration Statement on Form S-3
File No. 333-239664

Acceleration Request
	Requested Date:	July 13, 2020
	Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the staff of the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on July 13, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Jon Gavenman of Cooley LLP, counsel to the Registrant, at (650) 843-5055, or in his absence, Marina Remennik of Cooley LLP at (650) 843-5124.

Very truly yours,

Sonim Technologies, Inc.

By:	/s/ Robert Tirva
	Name:	Robert Tirva
	Title:	Chief Financial Officer

cc:	Tom Wilkinson, Sonim Technologies, Inc.

Stephanie Sogawa, Sonim Technologies, Inc.

Jon E. Gavenman, Cooley LLP

Marina Remennik, Cooley LLP

Nicole Orders, Cooley LLP